# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Applied Digital Corp., CIK 0001144879
CUSIP: 038169207
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3811 TURTLE CREEK BLVD., SUITE 2100, DALLAS, Texas (TX), 75219
Date of event which requires filing of this statement: 01/06/2026
Amends the filing with accession number 0001493152-25-020786
Filed by CIK 0001391935
Persons authorized to receive notices and communications: Wesley Cummins, Applied Digital Corporation,, 3811 Turtle Creek Blvd., Suite 2100, Dallas, Texas (TX), 75219, (214) 556-2465; Steven E. Siesser, Esq., Lowenstein Sandler LLP,, 1251 Avenue of the Americas, New York, New York (NY), 10020, (212) 204-8688

## Reporting persons
- Wesley Cummins (CIK 0001391935): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 21,154,050; shared voting power 0; sole dispositive power 21,154,050; shared dispositive power 0; aggregate amount beneficially owned 21,154,050 (7.6% of the class)
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Applied Digital Corp.
Address of issuer's principal executive offices: 3811 TURTLE CREEK BLVD., SUITE 2100, DALLAS, Texas (TX), 75219
Comment: Explanatory Note: This Amendment No. 6 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the "SEC") on April 21, 2022, as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Person with the SEC on December 5, 2022 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed by the Reporting Person with the SEC on November 29, 2024 ("Amendment No. 2"), Amendment No. 3 to the Schedule 13D filed by the Reporting Person with the SEC on March 28, 2025 ("Amendment No. 3"), Amendment No. 4 to the Schedule 13D filed by the Reporting Person with the SEC on September 5, 2025 ("Amendment No. 4") and Amendment No. 5 to Schedule 13D filed by the Reporting Person with the SEC on November 4, 2025 ("Amendment No. 5", collectively the "Schedule 13D, as amended"). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported on the Schedule 13D, as amended. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D, as amended, is hereby supplemented as follows:

On January 6, 2026 (the "Grant Date"), the Reporting Person received a grant (the "January 2026 RSU Grant") of 1,500,000 restricted stock units ("RSUs"), of which 300,000 RSUs vest on January 6, 2027 (the "Cliff Date"), with the remainder vesting in equal installments of 150,000 RSUs every six months after the Cliff Date, such that the RSUs will be fully vested on the five-year anniversary of the Grant Date, subject to the Reporting Person's continued full-time employment with the Issuer in a role approved by the Board of Directors of the Issuer (the "Board") through the applicable vesting date or accelerated vesting upon certain conditions. The RSUs represent a contingent right to receive shares of Common Stock on a one-for-one basis and have no expiration date. Such RSUs are not included in the Reporting Person's beneficial ownership as of the date hereof as such RSUs remain unvested or will not vest within 60 days after the date hereof. A copy of the RSU award is attached as an exhibit to this Amendment and incorporated herein by reference.

In addition, on January 6, 2026, the Reporting Person received a grant (the "January 2026 PSU Grant") of 4,500,000 performance stock units ("PSUs") which vest in three equal tranches over a period of five years, with each tranche subject to a performance-based vesting condition that requires achievement of an average closing stock price hurdle (equal to $50, $75, and $100, respectively), as measured over a 90 consecutive calendar day period, as described in the Issuer's Current Report on Form 8-K filed with the SEC on January 8, 2026 (the "Form 8-K"), subject to the Reporting Person's continued full-time employment with the Issuer in a role approved by the Board or within twelve months following certain terminations of employment. The PSUs represent a contingent right to receive shares of Common Stock on a one-for-one basis. Such PSUs are not included in the Reporting Person's beneficial ownership as of the date hereof as such PSUs remain unvested or will not vest within 60 days after the date hereof. A copy of the PSU award is attached as an exhibit to this Amendment and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D, as amended, is hereby supplemented as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Amendment and the information set forth in or incorporated by reference in Item 3 of this Amendment is hereby incorporated by reference in its entirety into this Item 5.

As of January 6, 2026, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 21,154,050 shares of Common Stock, all of which securities he has sole voting and dispositive power, including: (i) 17,590,238 shares of Common Stock held by Cummins Family Ltd, of which the Reporting Person is the Chief Executive Officer, (ii) 2,099,163 shares of Common Stock held directly by the Reporting Person, (iii) 742,166 shares of Common Stock held by the Reporting Person's individual retirement account, and (iv) 722,483 shares of Common Stock held by 272 Capital LP, of which the Reporting Person was the President and Chief Executive Officer. The following RSUs are included in the Reporting Person's beneficial ownership as of January 6, 2026 except to the extent such RSUs remain unvested or will not vest within 60 days after the date hereof: (i) 600,000 RSUs granted on April 4, 2023, of which one-third (1/3) of the RSUs vested on April 4, 2024 and one-sixth (1/6) of the RSUs vested on October 4, 2024, April 4, 2025 and October 4, 2025 and will further vest on April 4, 2026, and (ii) 600,000 RSUs granted on October 10, 2024, of which one-third (1/3) of the RSUs vested on October 10, 2025 and one-sixth (1/6) will further vest on April 10, 2026, October 10, 2026, April 10, 2027 and October 10, 2027. The January 2026 RSU Grant and January 2026 PSU Grant are not included in the Reporting Person's beneficial ownership as of January 6, 2026 as such RSUs and PSUs remain unvested or will not vest within 60 days after January 6, 2026. The Reporting Person's holdings represent an aggregate of approximately 7.6% of the Issuer's outstanding shares of Common Stock (based on 279,458,598 shares of Common Stock reported as issued and outstanding as of January 7, 2026, as disclosed directly to the Reporting Person by the Issuer).

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 21,154,050 shares of Common Stock, all of which securities he has sole voting and dispositive power, including: (i) 17,590,238 shares of Common Stock held by Cummins Family Ltd, of which the Reporting Person is the Chief Executive Officer, (ii) 2,099,163 shares of Common Stock held directly by the Reporting Person, (iii) 742,166 shares of Common Stock held by the Reporting Person's individual retirement account, and (iv) 722,483 shares of Common Stock held by 272 Capital LP, of which the Reporting Person was the President and Chief Executive Officer. The following RSUs are included in the Reporting Person's beneficial ownership as of the date hereof except to the extent such RSUs remain unvested or will not vest within 60 days after the date hereof: (i) 600,000 RSUs granted on April 4, 2023, of which one-third (1/3) of the RSUs vested on April 4, 2024 and one-sixth (1/6) of the RSUs vested on October 4, 2024, April 4, 2025 and October 4, 2025 and will further vest on April 4, 2026, and (ii) 600,000 RSUs granted on October 10, 2024, of which one-third (1/3) of the RSUs vested on October 10, 2025 and one-sixth (1/6) will further vest on April 10, 2026, October 10, 2026, April 10, 2027 and October 10, 2027. The January 2026 RSU Grant and January 2026 PSU Grant are not included in the Reporting Person's beneficial ownership as of the date hereof as such RSUs and PSUs remain unvested or will not vest within 60 days after the date hereof. The Reporting Person's holdings represent an aggregate of approximately 7.6% of the Issuer's outstanding shares of Common Stock (based on 279,458,598 shares of Common Stock reported as issued and outstanding as of January 7, 2026, as disclosed directly to the Reporting Person by the Issuer).
Number of shares as to which each person has sole or shared power to vote or dispose:
As of January 6, 2026, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 21,154,050 shares of Common Stock, all of which securities he has sole voting and dispositive power.

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 21,154,050 shares of Common Stock, all of which securities he has sole voting and dispositive power.
Transactions in the class effected during the past sixty days:
Except for the January 2026 RSU Grant and the January 2026 PSU Grant, there were no transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior to or as of January 6, 2026.

Except for the January 2026 RSU Grant and the January 2026 PSU Grant, there were no transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior to or as of the date hereof.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Amendment and the information set forth in or incorporated by reference in Item 3 of this Amendment is hereby incorporated by reference in its entirety into this Item 5.

The disclosure set forth above in Item 3 regarding the January 2026 RSU Grant and the January 2026 PSU Grant is incorporated herein and is qualified by reference to the text thereof.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D, as amended, is hereby supplemented as follows:

Exhibit 5 Performance Stock Unit Award, dated January 6, 2026, by and between Applied Digital Corporation and Wes Cummins (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on January 8, 2026).

Exhibit 6 Restricted Stock Unit Award, dated January 6, 2026, by and between Applied Digital Corporation and Wes Cummins (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on January 8, 2026).

## Signatures
- Wesley Cummins: /s/ Wesley Cummins, Wesley Cummins (01/08/2026)